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                                                                     Ex(4)(b)(6)

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                                   ENDORSEMENT

Notwithstanding any provision in the Contract or Certificate ("Contract") to the contrary, this Endorsement becomes a part of the Owner's or Participant's ("Owner") Contract to which it is attached. Should any provision in this Endorsement conflict with the Contract, the provisions of this Endorsement will prevail.

The following provision under the "CHARGES AND DEDUCTIONS" section is modified to read as follows:

     SALES CHARGE

     A Sales Charge may be deducted from each Gross Purchase Payment. The Sales Charge is based on the Gross Purchase Payment and is equal to a percentage of such Gross Purchase Payment at the time it is received. We reserve the right to assess this charge on a class basis that differs from the charge specified on the Contract Data Page. The Sales Charge Schedule is shown on the Contract Data Page.

     The Owner's investment for purposes of calculating the Sales Charge at the time a Gross Purchase Payment is made to the Contract is the sum of: (a) Your investment in the Contract and (b) any additional investment commitments secured by a Letter of Intent as defined in the Letter of Intent provision.

The following provision is added under the "PURCHASE PAYMENTS PROVISIONS" section:

     LETTER OF INTENT

     The Letter of Intent is Your commitment to invest a certain amount over a [13-month] period, subject to Company restrictions. Gross Purchase Payments made into Your Contract, [and to eligible related contracts within [90] days prior to the start of the [13-month] period (but not prior to the issue date of this Contract) may count towards meeting Your investment goal and qualify for a reduced Sales Charge, if applicable. If prior purchase payments are used to satisfy Your investment goal, the Letter of Intent start date will be backdated, up to a maximum of [90 days], to the receipt of that earliest prior purchase payment. If You do not satisfy the conditions of Your Letter of Intent by the end of the [13-month] period, or if You surrender or annuitize the Contract prior to satisfying the investment goal, We will deduct from Your Contract Value the difference between (1) and (2) where:

     (1) is the appropriate Sales Charge based on the actual amount of Gross Purchase Payments made to this [and eligible related] contract[s] during the [13-month] period; and

     (2)  is the Sales Charge that was actually deducted.

     The adjustment will be based entirely on the actual amount of Gross Purchase Payments made to the Contract [and eligible related Contracts] during the [13-month] period, whether or not the original Sales Charge was based on the investment amount using the Letter of Intent. No adjustment will be made if the contractholder dies prior to meeting the investment goal of the Letter of Intent. If You exceed Your investment goal, We will not retroactively


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     reduce Sales Charges. We reserve the right to modify, suspend, or terminate the Letter of Intent provision at any time.

All other terms and conditions of the Contract remain unchanged. Signed for the Company at Los Angeles, California, to be effective as of the Contract Date.


/s/ Christine A. Nixon                  /s/ Jana W. Greer
-------------------------------------   ----------------------------------------
Christine A. Nixon                      Jana W. Greer
Secretary                               President


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